UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Yamada SxL Home Co., Ltd

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Yamada Denki Co., Ltd

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Yamada Denki Co., Ltd.

Attn: Mitsumasa Kuwano, President – Director, Representative Director and COO

1-1, Sakae-cho,

Takasaki-shi, Gunma

Japan

+81-570-078-181

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	English translation of Notice Regarding Conversion of Yamada SxL Home Co., Ltd. into a Wholly Owned Subsidiary of Yamada Denki Co., Ltd. Through a Simplified Share Exchange[1]

99.2	English translation of Notice of the Extraordinary General Meeting of Shareholders (furnished herewith)

Item 2. Informational Legends

The required legend is prominently included in the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Yamada Denki Co., Ltd. and Yamada SxL Home Co., Ltd. have each submitted to the Securities and Exchange Commission their respective written irrevocable consent and power of attorney on Form F-X, each dated June 15, 2018.

[1]	Previously furnished as Exhibit 99.1 to Form CB filed with the Securities and Exchange Commission on June 15, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yamada Denki Co., Ltd.

/s/ MITSUMASA KUWANO
Name: Mitsumasa Kuwano
Title: President – Director, Representative Director and COO

Date: July 25, 2018